United States securities and exchange commission logo





                               November 13, 2023

       Kambiz Mahdi
       Chief Executive Officer
       Clean Energy Technologies, Inc.
       2990 Redhill Ave.
       Costa Mesa, CA 92626

                                                        Re: Clean Energy
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 20,
2023
                                                            File No. 333-275127

       Dear Kambiz Mahdi:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3 filed October 20, 2023

       Cover Page

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with having the majority of the
company   s operations in China. Your disclosure should make clear
                                                        whether these risks
could result in a material change in your operations and/or the value of the securities you are
registering for sale or could significantly limit or completely hinder your ability to offer
or continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address how recent statements and
regulatory actions by China   s government, such as those related to
                                                        the use of variable
interest entities and data security or anti-monopoly concerns, have or may impact the company
 s ability to conduct its business, accept foreign investments, or list on a U.S. or other
foreign exchange. Please disclose whether and how the Holding
                                                        Foreign Companies
Accountable Act and related regulations will affect your company.
                                                        Your prospectus summary
should address, but not necessarily be limited to, the risks highlighted on the
prospectus cover page.
 Kambiz Mahdi
Clean Energy Technologies, Inc.
November 13, 2023
Page 2
2. Clearly disclose how you will refer to the company, subsidiaries, and VIE(s) when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. In this regard we note your disclosure at page 2 that references in
         the prospectus to    the Company,       we,       us    and    our
refer to Clean Energy
         Technologies, Inc. on a consolidated basis with its wholly-owned subsidiaries.
3. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under any VIE agreement(s).
         State whether any transfers, dividends, or distributions have been made to date between the company, its subsidiaries, and consolidated VIE(s), or to investors, and quantify the amounts where applicable. As applicable provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Prospectus Summary, page 2

4. Disclose clearly that the company uses a structure that involves at least one VIE and what that entails, and provide early in the summary a diagram of your corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise
         control that results in consolidation of the VIE   s operations and
financial results into your
         financial statements. Identify clearly the entity in which investors are purchasing their
         interest and the entity(ies) in which the company   s operations are
conducted. Describe the
         relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
5. Revise to include a summary of risk factors, disclosing the risks that having the majority
       of the company   s operations in China poses to investors. In
particular, describe the
       significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
       Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment
FirstName LastNameKambiz Mahdi
       in China-based issuers could significantly limit or completely hinder your ability to offer
Comapany    NameClean
       or continue       Energy
                    to offer     Technologies,
                             securities           Inc.and cause the value of
such securities to
                                        to investors
       significantly
November    13, 2023 decline
                      Page 2 or be worthless.
FirstName LastName
 Kambiz Mahdi
FirstName LastNameKambiz    Mahdi
Clean Energy Technologies, Inc.
Comapany 13,
November  NameClean
              2023    Energy Technologies, Inc.
November
Page 3    13, 2023 Page 3
FirstName LastName
6. Disclose each permission or approval that you, your subsidiaries, or the VIE(s) are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or
         VIE(s) are covered by permissions requirements from the China Securities Regulatory
         Commission (CSRC), Cyberspace Administration of China (CAC) or any
other
         governmental agency that is required to approve the VIE   s
operations, and state
         affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIE(s): (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreement(s).
         Quantify any cash flows and transfers of other assets by type that have occurred between the company, its subsidiaries, and the consolidated VIE(s), and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIE(s), to U.S. investors as well as the ability to settle amounts owed under the VIE agreement(s).
8. If your consolidated VIE(s) constitute a material part of your consolidated financial statements, please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE(s) and its consolidated subsidiaries, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
 Kambiz Mahdi
FirstName LastNameKambiz    Mahdi
Clean Energy Technologies, Inc.
Comapany 13,
November  NameClean
              2023    Energy Technologies, Inc.
November
Page 4    13, 2023 Page 4
FirstName LastName
Risk Factors, page 5

9.       Given the Chinese government   s significant oversight and discretion
over the conduct and
         operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you
         that, pursuant to federal securities rules, the term    control
(including the terms
            controlling,       controlled by,    and    under common control
with   ) means    the possession,
         direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Incorporation of Certain Information by Reference, page 20

11. Please revise to specifically incorporate by reference each report filed pursuant to Section
         13(a) or 15(d) of the Exchange Act, including each quarterly report on Form 10-Q and each current report on Form 8-K, filed since the end of your last fiscal year. Refer to Item
         12(a)(2) of Form S-3. We note your disclosure at page S-11 in this regard.
 Kambiz Mahdi
FirstName LastNameKambiz    Mahdi
Clean Energy Technologies, Inc.
Comapany 13,
November  NameClean
              2023    Energy Technologies, Inc.
November
Page 5    13, 2023 Page 5
FirstName LastName
General

12. Please provide your analysis as to whether you meet the eligibility requirement set forth in
         General Instruction I.A.3(b) of Form S-3, given the current reports on Form 8-K filed on
         November 22, 2022 and December 12, 2022. In that regard, we note that each such current report on Form 8-K included disclosures under Item 3.02 with respect to securities purchase agreements executed more than four business days prior to the filing of the current report. In addition, if you believe that you are eligible to file on Form S-3, we note also that it appears that the aggregate market value of the shares of your common stock held by non-affiliates during the 60 days prior to October 20, 2023 did not exceed the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis demonstrating your ability to use Form S-3 pursuant to General
         Instruction I.B.1. Alternatively, if you are relying on General Instruction I.B.6 for S-3 eligibility, please include the information required pursuant to Instruction 7 to General
         Instruction I.B.6.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson,
Special Counsel, at 202-551-3584 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Energy & Transportation
cc:      Fang Liu